SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 8-B

                     FOR REGISTRATION OF SECURITIES OF
                          CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) or 12(g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                      PETRIE STORES LIQUIDATING TRUST
     ______________________________________________________________
             (Exact Name of Registrant as Specified in Charter)

                New York                           Applied For
     _______________________________          _____________________
     (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)           Identification No.)

        70 Enterprise Avenue
        Secaucus, New Jersey                          07094
     _______________________________         ______________________
        (Address of Principal                       (Zip Code)
         Executive Offices)

     Securities to be registered pursuant to Section 12(b) of the Act:

                   ________________________________
                           (Title of Class)

                   ________________________________
                    Name of Each Exchange on Which
                    Each Class is to be Registered

     Securities to be registered pursuant to Section 12(g) of the Act:

                     Units of Beneficial Interest
                   ________________________________
                         (Title of Class)

          Item 1.  General Information.

                    (a) This registration statement is being filed by the Petrie Stores Liquidating Trust (the "Liquidating Trust"). The Liquidating Trust was created on December 6, 1995, pursuant to an Agreement and Declaration of Trust, dated as of December 6, 1995 (the "Liquidating Trust Agreement"), between Petrie Stores Corporation, as the grantor ("Petrie"), and the persons named therein, as the trustees (the "Liquidating Trustees"). The Liquidat-ing Trust Agreement is governed by the laws of the State of New York.

                    (b) The Liquidating Trust's fiscal year is the calendar year.

          Item 2.   Transaction of Succession.

                    (a)  The common stock, par value $1.00 per
          share, of Petrie ("Petrie Common Stock"), the predecessor of the Liquidating Trust, is registered pursuant to
          Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                    (b)  Pursuant to the Plan of Liquidation and
          Dissolution (the "Plan of Liquidation") of Petrie, which was approved by Petrie's shareholders at Petrie's Recon-vened Annual Meeting of Shareholders on January 24, 1995, and the Liquidating Trust Agreement, a form of which was also approved at Petrie's Reconvened Annual Meeting of Shareholders held on January 24, 1995, Petrie will trans-fer its remaining assets to, and its remaining fixed and contingent liabilities will be assumed by (the "Succes-sion"), the Liquidating Trust, effective as of the close of business on January 22, 1996, provided that the Suc-cession may be accelerated or postponed, if necessary, by the Petrie Board of Directors to the earliest practicable date following the effectiveness of this Registration Statement (the "Succession Date").

                    Each shareholder of Petrie as of the close of business on the Succession Date will be deemed to become the holder of one unit of beneficial interest in the Liquidating Trust (collectively, the "Beneficial Inter-ests") for each share of Petrie Common Stock owned by such shareholder. Holders of Petrie Common Stock are not required to take any action to receive their Beneficial Interests. Certificates representing shares of Petrie Common Stock will automatically be deemed to evidence a corresponding number of Beneficial Interests in the Liquidating Trust.

                    As soon as practicable following the Succes-sion, Petrie will file a Certificate of Dissolution with the Secretary of State of the State of New York and, following the receipt of all necessary approvals, con-sents and clearances, Petrie will dissolve.

          Item 3.  Securities To Be Registered.

                    On the Succession Date, there will be
          52,350,238 authorized units of Beneficial Interest is-sued, none of which will be held by or for the account of the Liquidating Trust.

          Item 4.   Description of Registrant's Securities To Be
                    Registered.

                    The securities to be registered pursuant to
          Section 12(g) of the Exchange Act are the units of Bene-ficial Interest.

                    The Beneficial Interests represent interests in the assets (the "Trust Assets") held from time to time by the Liquidating Trustees for the benefit of the holders of the Beneficial Interests (collectively, the "Beneficiaries") pursuant to the Liquidating Trust Agreement. One Beneficial Interest will be issued for each share of Petrie Common Stock held as of the close of business on the Succession Date.

                    Each Beneficiary is entitled to participate in the rights and benefits due to such Beneficiary under the Liquidating Trust Agreement according to such Beneficiary's units of Beneficial Interest. Each Beneficiary takes and holds his or her Beneficial Interests subject to all the terms and provisions of the Liquidating Trust Agreement.

                    At such times as may be determined by the Liquidating Trustees, and in accordance with the Liqui-dating Trust Agreement, the Liquidating Trustees will distribute, or cause to be distributed, to the Beneficia-ries, in proportion to their respective holdings of Beneficial Interests, such cash or other property com-prising a portion of the Trust Assets as the Liquidating Trustees may in their sole discretion determine may be distributed without detriment to the conservation and preservation of sufficient Trust Assets to provide for the Liquidating Trust's fixed and contingent liabilities; provided, however, that the Liquidating Trustees may not make any distributions to Beneficiaries unless (i) they have notified Toys "R" Us, Inc., a Delaware corpora-tion ("Toys 'R' Us"), of their intent to make such a distribution and (ii) Toys "R" Us has either failed to give notice of its objection to such distribution within 20 days of its receipt of the Liquidating Trustees' notice or has waived or reduced such time period.

                    If the Liquidating Trustees determine that all claims, expenses, charges, liabilities and obligations of the Liquidating Trust have been paid or discharged, the Liquidating Trustees will, as expeditiously as is practi-cable, distribute the remaining Trust Assets to the Beneficiaries, in proportion to their respective Benefi-cial Interests, in accordance with the Liquidating Trust Agreement. The existence of the Liquidating Trust will terminate upon the earliest of (i) a distribution as described in the preceding sentence, (ii) a termination required under the applicable laws of the State of New York or (iii) the expiration of five years from the date of creation of the Liquidating Trust, unless the Liquidating Trustees determine that an extension beyond such five-year period is reasonably necessary to pay or make provision for the then known liabilities, actual or contingent, provided that the Liquidating Trust will not terminate pursuant to this clause (iii) prior to (a) the date the Liquidating Trustees are permitted to make a final distribution in accordance with the Liquidating
          Trust Agreement or the termination of any escrow agree-ment to which the Liquidating Trust is a party.

                    The Liquidating Trustees will hold in the Liquidating Trust and thereafter make disposition of all liquidating distributions and other payments due any Beneficiaries who have not been located in accordance with New York law, subject to applicable state laws regarding escheat and abandoned property.

                    The Beneficial Interests have no par or stated value and do not confer upon the Beneficiaries any sub-scription, conversion, redemption, sinking fund or pre-emptive rights.

                    The Liquidating Trust will be administered by no fewer than three nor more than nine Liquidating Trust-ees (and their respective successors). Initially there will be five Liquidating Trustees. Pursuant to the Liquidating Trust Agreement, any Liquidating Trustee may be removed at any time by the holders of at least a majority of the total Beneficial Interests. Should at any time a Liquidating Trustee resign or be removed (with or without cause), die, become mentally incompetent or incapable of action (as determined by a majority of the remaining Liquidating Trustees in their sole discretion), or be adjudged a bankrupt or insolvent, unless the remaining Liquidating Trustees decrease the number of Liquidating Trustees pursuant to the Liquidating Trust Agreement, a vacancy will be deemed to exist and a successor will be appointed by the remaining Liquidating Trustees. If such a vacancy is not filled by the remaining Liquidating Trustees within 30 days, the Beneficiaries may call a meeting and appoint a successor Liquidating Trustee by vote of Bene-ficiaries owning a majority of the Beneficial Interests represented at the meeting. The Liquidating Trust Agree-ment does not provide for cumulative voting or classifi-cation of the Liquidating Trustees.

                    The Liquidating Trust Agreement may be amended with the consent of Beneficiaries holding at least a majority of the total Beneficial Interests, or such greater percent-age as is specified in the Liquidating Trust Agreement for the taking of an action by the Beneficiaries under the affected provisions of the Liquidating Trust Agree-ment. Amendments to the Liquidating Trust Agreement made solely for the purpose of facilitating the transferabili-ty of Beneficial Interests do not require the consent of Beneficiaries. Notwithstanding the above provisions, the Liquidating Trust Agreement may not be amended to (i) permit the Liquidating Trustees to engage in the conduct of a trade or business or any act other than the holding and collection of the Trust Assets and the payment and distribution thereof as set forth in the Liquidating
          Trust Agreement or affect the Beneficiaries' rights to receive their pro rata share of the Trust Assets at the time of distribution or (ii) affect any right or benefit of Toys "R" Us under the Liquidating Trust Agreement without Toys "R" Us' consent.

          Item 5.   Financial Statements and Exhibits.

                    (a)  Financial Statements.

                         None.

                    (b)  Exhibits.

                    2.1 Petrie Proxy Statement, dated as of November 3, 1994, for Annual Meeting of Shareholders held December 6, 1994 and January 24, 1995 (incorporated by reference to definitive copy of the Petrie Proxy Statement filed with the Commission on November 3, 1994 (File No. 1-6166), pursuant to Rule 14a-6).

                    2.2       Plan of Liquidation and Dissolution
                              of Petrie.

                    3.1 Liquidating Trust Agreement, dated as of December 6, 1995, between Petrie, as grantor, and the persons named therein, as trustees.


                                  SIGNATURES

                    Pursuant to the requirements of Section 12 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   PETRIE STORES LIQUIDATING TRUST
                                   (Registrant)

                                   By /s/ JOSEPH H. FLOM
                                      Name:  Joseph H. Flom
                                      Title: Trustee

                                   By /s/ STEPHANIE R. JOSEPH
                                      Name:  Stephanie R. Joseph
                                      Title: Trustee

                                   By /s/ BERNARD PETRIE
                                      Name:  Bernard Petrie
                                      Title: Trustee

                                   By /s/ LAURENCE A. TISCH
                                      Name:  Laurence A. Tisch
                                      Title: Trustee

                                   By /s/ RAYMOND S. TROUBH
                                      Name:  Raymond S. Troubh
                                      Title: Trustee

          Dated:  December 18, 1995